SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form  40-F    ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No      ☒

Release 18 June 2008, Lisbon

Meo surpasses 100 thousand customers

Portugal Telecom announced today that Meo, its pay-TV service, surpassed 100 thousand customers. Meo customers already represents 15% of PT’s ADSL customers and 3.7% of its traffic generating lines. Net additions in the quarter to date surpassed 53 thousand customers, more than doubling the net additions of 1Q08.

Meo, the integrated offer of voice, internet and television services, represents a key lever of PT’s strategy to strengthen the value proposition to its residential customers, which is based on a multiplatform concept that is intended to provide the same content, regardless of the customer interface. The IPTV platform over ADSL2+ provides a triple-play service mainly in urban areas. Additionally, Portugal Telecom launched in record time a satellite (DTH – direct to home) platform to provide nationwide coverage with a fast time to market. Portugal Telecom is also participating in the digital terrestrial television contest (DTT), in the mux A (free-to-air) and muxes B-F (pay-TV), with the aim of complementing its existing television distribution technologies.

Meo provides access to a comprehensive content offering, with more than 100 channels available in the pay-TV service and flexibility in the choice of the channels, which are tiered in packages, and that can be subscribed directly through the TV set in real time. In addition, Meo also provides to the customer access to a set of advanced features such as digital recording, pause-TV, video-on-demand catalogue with more than 1,000 titles, high definition (HD) channels. Without legacy constraints, the set-top boxes in the Meo service are all HD compliant, using MPEG4.

Portugal Telecom has since launch been reinforcing its offer with new features and content. On 1 June 2008, PT included also the Disney channel in its basic pay-TV offer, thus providing access to this reference children’s channel for the entire customer base. On 7 June 2008, Portugal Telecom, in an exclusive partnership with TVI, broadcasted the first free-to-air emission in HD to all Meo customers, also making available the Euro 2008 football championship in this format. Meo will also broadcast the Olympic Games in HD, in partnership with Eurosport.

On 2 April 2008, Portugal Telecom launched an extensive marketing campaign around Meo, which was advertised for the first time in April by four Portuguese well known comedians, “Gato Fedorento”. In just a few weeks, this campaign pushed the brand notoriety of Meo, measured by proved ad recall, to more than 40%.

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the	Nuno Vieira
Avenida Fontes Pereira de Melo, 40,	Share capital _ Euro 28,277,855.31	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be accessed	nuno.t.vieira@telecom.pt Tel.:+351 21 500 1701
Portugal	Registry Office of Lisbon	on the Reuters under the symbols	Fax:+351 21 500 0800
www.telecom.pt	and Corporation no. _ 503 215 058	PTC.LS and PT and on Bloomberg under	http://ir.telecom.pt
the symbol PTC PL.

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With the implementation of this strategy, PT aims to enhance average revenue per user through the up-selling of additional services whilst contributing to increased customer retention through an attractive service offer at competitive triple-play prices. The implementation of this strategy is already reflected in the ability of Portugal Telecom to regain customers in the competitive residential market. In effect, 40% of Meo IPTV net additions are new customers to PT.

PT’s Meo television offering is an investment in excellence and innovation to provide an experience of next generation television. Portugal Telecom will continue to invest in the quality of service and innovation of Meo, in order to provide more and better services to its customers.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.